Exhibit 99.1

GREENBROOK TMS INC.

Audit Committee Charter

Approved by the Board of Directors on February 9, 2021

AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of Greenbrook TMS Inc. (the “Company”).

1.	Statement of Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	financial reporting and related financial disclosure;
•	risk management;
•	internal control over financial reporting and disclosure controls and procedures; and
•	external and internal audit processes.
2.	Committee Membership

The Committee shall consist of as many directors of the Board as the Board may determine (the “Members”), but in any event, not less than three (3) Members. Each Member shall be unrelated and independent, and the composition of the audit committee shall satisfy the independence, experience and financial expertise requirements of any and all securities exchange(s) on which the securities of the Company are listed and posted for trading and applicable U.S. and Canadian securities laws.

For the purpose of this Charter, the term “independent” shall have the meaning given to it in National Instrument 52-110 – Audit Committees (“NI 52-110”) and under applicable NASDAQ listing rules.

Members shall be appointed by the Board, taking into account any recommendation that may be made by the Governance, Compensation and Nominating Committee of the Board (the “GC&N Committee”). Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member if he or she ceases to meet the qualifications required of Members. The Board will fill vacancies on the Committee by appointment from among qualified directors of the Board, taking into account any recommendation that may be made by the GC&N Committee. If a vacancy exists on the Committee, the remaining Members may exercise all of its powers so long as there is a quorum in accordance with Section 3 below.

Chair

The Board will designate one of the independent directors of the Board to be the chair of the Committee (the “Chair”), taking into account any recommendation that may be made by the GC&N Committee.

Qualifications

At least three (3) Members shall be independent and financially literate as described above. In addition, at least one (1) Member shall be an “audit committee financial expert” within the meaning of U.S. securities laws and the NASDAQ listing rules.  Members must have suitable experience and must be familiar with auditing and financial matters.

Attendance of Management and other Persons

The Committee may invite, at its discretion, senior executives of the Company or such persons as it sees fit to attend meetings of the Committee and to take part in the discussion and consideration of the affairs of the Committee. The Committee may also require senior executives or other employees of the Company to produce such information and reports as the Committee may deem appropriate in the proper exercise of its duties. Senior executives and other employees of the Company shall attend a Committee meeting if invited by the Committee. The Committee may meet without senior executives in attendance for a portion of any meeting of the Committee.

Delegation

Subject to applicable law, the Committee may delegate any or all of its functions to any of its Members or any subset thereof, or other persons, from time to time as it sees fit.

3.	Committee Operations

Meetings

The Chair, in consultation with the other Members, shall determine the schedule and frequency of meetings of the Committee. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each Member unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair shall convene a meeting of the Committee. Any such request shall set out in reasonable detail the business proposed to be conducted at the meeting so requested.

Agenda and Reporting

To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.

The Chair shall report to the Board on the Committee’s activities since the last Board meeting. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board. Minutes of each meeting of the Committee shall be circulated to the Board following approval of the minutes by the Members. The Committee shall oversee the preparation of, review and approve the applicable disclosure for inclusion in the Company’s annual reports.

Secretary and Minutes

The secretary of the Company may act as secretary of the Committee unless an alternative secretary is appointed by the Committee. The secretary of the Committee shall keep regular minutes of Committee proceedings and shall circulate such minutes to all Members and to the chair of the Board (and to any other director of the Board that requests that they be sent to him or her) on a timely basis.

Quorum and Procedure

A quorum for any meeting of the Committee will be a simple majority. The procedure at meetings will be determined by the Committee. The powers of the Committee may be exercised by a simple majority of Members at a meeting where a quorum is present or by resolution in writing signed by all Members. In the absence of the Chair, the Committee may appoint one of its other Members to act as Chair of any meeting.

Exercise of Power between Meetings

Between meetings, the Chair, or any Member designated for such purpose by the Committee, may, if required in the circumstance, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.

4.	Duties and Responsibilities

The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board as well as any other functions that may be necessary or appropriate for the performance of its duties.

Financial Reporting and Disclosure

Review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management’s discussion and analysis, financial reports, and other applicable financial disclosure, prior to the public disclosure of such information.

Review and discuss with management prior to public dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies.

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents as may be required under Canadian and/or U.S. securities laws, prior to the public disclosure of such documents or information.

Review with senior executives of the Company, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”) or such other accounting principles that may be deemed necessary and desirable for the Company’s financial reporting in the future (including, without limitation, U.S. generally accepted accounting principles (“U.S. GAAP”)), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS, U.S. GAAP or such other auditing principles, as applicable.

Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, the Company’s disclosure controls and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

Review the effectiveness of the Company’s policies and practices concerning financial reporting, any proposed changes in major accounting policies and the appointment and replacement of the person(s) responsible for financial reporting and the internal audit function.

Risk Management

Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

Review and make recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems and controls to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.

Internal Controls and Internal Audit

Review the adequacy and effectiveness of the Company’s internal control and management information systems through discussions with senior executives of the Company and the external auditor relating to the maintenance of (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at any particular time.

Satisfy itself, through discussions with senior executives of the Company that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations.

Periodically review the Company’s policies and procedures for reviewing and approving or ratifying related-party transactions.

External Audit

Recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of the Company.

Confirm, at least annually, that the external auditors have submitted a formal written statement delineating all relationships between the auditor and the Company.

Ensure receipt from the external auditors timely reports of all critical accounting policies and practices to be used and all alternative treatments of financial information within generally accepting accounting principles that have been discussed with management, ramifications of the use of alternative disclosures and treatments and the treatment preferred by the external auditors.

Ensure the external auditors report directly to the Committee on a regular basis. Review the independence of the external auditors.

Review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors.

Review the audit plan of the external auditors prior to the commencement of any audit. Establish and maintain a direct line of communication with the Company’s external auditors.

Meet in camera with (i) only the auditors, (ii) only senior executives of the Company (without the auditors present), or (ii) only the Members (without the auditors or senior executives of the Company present), where and to the extent that such parties are present, at any meeting of the Committee.

Oversee the work of the external auditors of the Company with respect to preparing and issuing an audit report or performing other audit or review services for the Company, including the resolution of issues between senior executives of the Company and the external auditors.

Review the results of the external audit and the external auditors’ report thereon, including discussions with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with senior executives of the Company and any other matters.

Review any material written communications between senior executives of the Company and the external auditors and any significant disagreements between the senior executives and the external auditors.

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

Discuss with the external auditors their perception of the Company’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks.

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to address any such issues.

Associated Responsibilities

Monitor and periodically review the Whistleblower Policy of the Company and associated procedures for:

•	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
•	the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and
•	any violations of applicable law, rules or regulations that relates to corporate reporting and disclosure, or violations of the Company’s Code of Conduct.

Review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.

Non-Audit Services

Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its Members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

Other Duties

Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.

5.	The Committee Chair

In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for overseeing and reporting on the evaluations to be conducted by the Committee, as well as monitoring developments with respect to accounting and auditing matters in general and reporting to the Committee on any related significant developments.

6.	Committee Evaluation

The performance of the Committee shall be evaluated by the Board as part of its regular evaluation of the Board committees.

7.	Access to Information and Authority to Retain Independent Advisors

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors of the Company, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial, and other advisors, consultants and experts to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. The Committee shall select such advisors, consultants and experts after taking into consideration factors relevant to their independence from management and other relevant considerations.

The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external advisors, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors of the Board are subject under applicable law.

The Committee also has the authority to communicate directly with internal and external auditors. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of the senior executives of the Company responsible for such matters and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are directors of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure. This Charter is not intended to change or interpret the constating documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with the constating documents of the Company and all applicable laws and rules.

The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers, to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

The Board and management will ensure that the Committee has adequate funding to fulfill its duties and responsibilities, as determined by the Committee, in its capacity as a committee of the Board for payment of:

•	compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;
•	compensation to any advisers employed by the Committee as independent counsel or otherwise, as the Committee determines necessary to carry out its duties; and
•	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
8.	Review of Charter

The Committee shall review and assess, at least annually, the adequacy of this Charter and recommend any proposed changes to the Board for consideration.